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FOR IMMEDIATE RELEASE

Contact:    Georgina Challis - 212-536-5199

                VNU N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR
                             NIELSEN MEDIA RESEARCH

    NEW YORK, NY, SEPTEMBER 20, 1999--VNU N.V. announced today that its indirect wholly owned subsidiary, Niner Acquisition, Inc., is extending its offer to purchase all outstanding shares of common stock of Nielsen Media Research, Inc. (NYSE: NMR) for $37.75 per share, net to seller in cash, until 12:00 midnight, New York City time, on Friday, October 1, 1999. The offer had previously been scheduled to expire on September 17, 1999. The terms of the extended offer otherwise are identical to the original offer as set forth in offering materials filed with the Securities and Exchange Commission on August 20, 1999.

    As previously announced, on September 3, 1999, VNU and Nielsen Media Research each received a request for additional information from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with VNU's offer for all of Nielsen Media Research's outstanding shares. Under the Hart-Scott-Rodino Act, the tendered shares cannot be purchased earlier than 10 days after VNU substantially complies with the request from the FTC. VNU stated that it intends to respond promptly to the request for additional information and remains confident that the offer will be completed in the autumn of 1999. The offer continues to be subject to the satisfaction of certain other conditions.

    According to The Bank of New York, the depositary for the offer, as of the close of business on September 17, 1999, 49,100,756 shares of common stock of Nielsen Media Research, or approximately 85.1% of the 57,701,388 shares issued and outstanding, had been validly tendered and not withdrawn pursuant to the offer (including shares tendered via guarantee of delivery).

    Questions and requests for assistance with respect to the offer may be directed to MacKenzie Partners, Inc., the Information Agent for the offer, at
(212) 929-5500 (call collect) or (800) 322-2885, or to Merrill Lynch & Co., the Dealer Manager for the offer, at (212) 236-3790 (call collect).

    VNU N.V. is a Netherlands-based international publishing and information company, whose operations include consumer and professional magazines, newspapers, telephone directories and information services, educational textbooks, marketing information services, trade shows and entertainment. Worldwide, VNU employs approximately 15,000 people and has annual revenues of more than NLG 5.3 billion (EUR 2.4 billion).

    Nielsen Media Research, Inc. is the leading provider of television audience measure ment and related services in the United States and Canada. Its services provide audience estimates for all national program sources, including broadcast networks, cable networks, Spanish language television, and national syndicators. Local ratings services estimate audiences for each of the 210 television markets in the U.S., including electronic metered service in 46 markets. Nielsen Media Research provides competitive advertising intelligence information through Nielsen Monitor-Plus, and Internet usage and advertising information through Nielsen//NetRatings. Additional information is available at http://www.nielsenmedia.com.

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